Exhibit 99.1

ROGERS COMMUNICATIONS INC.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual General Meeting of Rogers Communications Inc. (the “Corporation”) held on April 19, 2016 in Toronto, Ontario.

Class A Voting Shareholders

1.	Election of Directors

Resolutions electing the following 15 individuals as directors of the Corporation until the next annual general meeting were passed with the following results:

Charles W.D. Birchall Votes For: Votes Withheld:	109,361,608 1,355	Bonnie R. Brooks Votes For: Votes Withheld:	109,357,278 5,685

Robert K. Burgess Votes For: Votes Withheld:	109,361,618 1,345	John H. Clappison Votes For: Votes Withheld:	109,357,428 5,535

Alan D. Horn Votes For: Votes Withheld:	109,356,523 6,440	J. Guy Laurence Votes For: Votes Withheld:	109,356,328 6,635

Philip B. Lind Votes For: Votes Withheld:	109,360,723 2,240	John A. MacDonald Votes For: Votes Withheld:	109,361,628 1,335

Isabelle Marcoux Votes For: Votes Withheld:	109,357,398 5,565	David R. Peterson Votes For: Votes Withheld:	109,356,806 6,157

Edward S. Rogers Votes For: Votes Withheld:	109,360,736 2,227	Loretta A. Rogers Votes For: Votes Withheld:	109,360,356 2,607

Martha L. Rogers Votes For: Votes Withheld:	109,360,356 2,607	Melinda M. Rogers Votes For: Votes Withheld:	109,360,636 2,327

Charles Sirois Votes For: Votes Withheld:	109,356,898 6,065

2.	Appointment of Auditors

A resolution appointing KPMG LLP as auditors of the Corporation until the Corporation’s next annual shareholders meeting was approved for the ensuing year with 109,422,171 votes cast in favour of their appointment and 720 withheld.

For additional information, please see the Circular.

Toronto, Ontario April 20, 2016

ROGERS COMMUNICATIONS INC.

Per:	“Graeme H. McPhail”
Graeme H. McPhail
Senior Vice President, Legal & Associate General Counsel